# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 89bio, Inc., CIK 0001785173
CUSIP: 282559103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 655 Montgomery Street, Suite 1500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-001287
Filed by CIK 0001569064

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,611,409; sole dispositive power 0; shared dispositive power 14,611,409; aggregate amount beneficially owned 14,611,409 (9.9% of the class)
- AVERILL MASTER FUND, LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,918,677; sole dispositive power 0; shared dispositive power 12,918,677; aggregate amount beneficially owned 12,918,677 (8.8% of the class)
- AARON COWEN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,611,409; sole dispositive power 0; shared dispositive power 14,611,409; aggregate amount beneficially owned 14,611,409 (9.9% of the class)

## Item 1. Issuer
Name of issuer: 89bio, Inc.
Address of issuer's principal executive offices: 655 Montgomery Street, Suite 1500 San Francisco, CA 9411

## Item 2. Person Filing
Name of person filing:
Suvretta Capital Management, LLC
Averill Master Fund, Ltd.
Aaron Cowen
Address of principal business office or, if none, residence:
Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, New York 10022
United States of America

Averill Master Fund, Ltd.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Aaron Cowen
c/o Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, New York 10022
Citizenship:
Suvretta Capital Management, LLC - Delaware
Averill Master Fund, Ltd. - Cayman Islands
Aaron Cowen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Items 6 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by Averill Master Fund, Ltd. (the "Fund"), which may be deemed to be indirectly beneficially owned by Suvretta Capital Management, LLC and Aaron Cowen, as well as Common Stock that may be acquired upon the exercise of pre-funded warrants with no expiration date with an exercise price of $0.001 per share of Common Stock ("Pre-Funded Warrants"), subject to the limitations on exercise described below.

The Pre-Funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Fund may from time to time increase or decrease the Maximum Percentage applicable to it to any other percentage not in excess of 19.99%, provided that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer. As a result of this restriction, the Pre-Funded Warrants are not all presently exercisable and the number of shares of Common Stock that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding Common Stock.

Suvretta Capital Management, LLC - 14,611,409
Averill Master Fund, Ltd. - 12,918,677
Aaron Cowen - 14,611,409
Percent of class:
Suvretta Capital Management, LLC - 9.9%
Averill Master Fund, Ltd. - 8.8%
Aaron Cowen - 9.9%
Sole power to vote or to direct the vote:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to vote or to direct the vote:
Suvretta Capital Management, LLC - 14,611,409
Averill Master Fund, Ltd. - 12,918,677
Aaron Cowen - 14,611,409
Sole power to dispose or to direct the disposition:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to dispose or to direct the disposition:
Suvretta Capital Management, LLC - 14,611,409
Averill Master Fund, Ltd. - 12,918,677
Aaron Cowen - 14,611,409

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 4 are directly owned by advisory clients of Suvretta Capital Management, LLC. None of those advisory clients, other than Averill Master Fund, Ltd., may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: By: /s/ Andrew Nathanson, Andrew Nathanson / General Counsel and Chief Compliance Officer (05/02/2025)
- AVERILL MASTER FUND, LTD.: By: /s/ Andrew Nathanson, Andrew Nathanson / Authorized Signatory (05/02/2025)
- AARON COWEN: By: /s/ Aaron Cowen, Aaron Cowen (05/02/2025)